# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Great Elm Group, Inc., CIK 0001831096
CUSIP: 39037G109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3801 PGA Boulevard,, Suite 603,, Palm Beach Gardens,, Florida (FL), 33410
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001805255

## Reporting persons
- PC Elfun LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,070,041; sole dispositive power 0; shared dispositive power 3,070,041; aggregate amount beneficially owned 3,070,041 (9.9% of the class)
  Comment: Item 9 represents 3,070,041 shares of common stock issuable upon the conversion of 5.00% convertible senior PIK notes due 2030 of the Issuer (the "Convertible Notes") after giving effect to the 9.9% conversion cap set forth in the Letter Agreement, dated as of June 13, 2025, by and between PC Elfun LLC and the Issuer (the "Letter Agreement").
  
  Item 11 is calculated based upon an aggregate of (i) 27,940,476 shares of common stock outstanding as of May 2, 2025, as reported on the Issuer's Form 10-Q, filed on May 7, 2025, as increased by (ii) 3,070,041 shares of common stock issuable upon the conversion of the Convertible Notes after giving effect to the conversion cap described above.
- Pine Crest Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,070,041; sole dispositive power 0; shared dispositive power 3,070,041; aggregate amount beneficially owned 3,070,041 (9.9% of the class)
  Comment: Item 9 represents 3,070,041 shares of common stock issuable upon the conversion of the Convertible Notes after giving effect to the conversion cap described above.
  
  Item 11 is calculated based upon an aggregate of (i) 27,940,476 shares of common stock outstanding as of May 2, 2025, as reported on the Issuer's Form 10-Q, filed on May 7, 2025, as increased by (ii) 3,070,041 shares of common stock issuable upon the conversion of the Convertible Notes after giving effect to the conversion cap described above.
- Michael Hughes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,070,041; sole dispositive power 0; shared dispositive power 3,070,041; aggregate amount beneficially owned 3,070,041 (9.9% of the class)
  Comment: Item 9 represents 3,070,041 shares of common stock issuable upon the conversion of the Convertible Notes after giving effect to the conversion cap described above.
  
  Item 11 is calculated based upon an aggregate of (i) 27,940,476 shares of common stock outstanding as of May 2, 2025, as reported on the Issuer's Form 10-Q, filed on May 7, 2025, as increased by (ii) 3,070,041 shares of common stock issuable upon the conversion of the Convertible Notes after giving effect to the conversion cap described above.
- Daniel J. Hopkins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,070,041; sole dispositive power 0; shared dispositive power 3,070,041; aggregate amount beneficially owned 3,070,041 (9.9% of the class)
  Comment: Item 9 represents 3,070,041 shares of common stock issuable upon the conversion of the Convertible Notes after giving effect to the conversion cap described above.
  
  Item 11 is calculated based upon an aggregate of (i) 27,940,476 shares of common stock outstanding as of May 2, 2025, as reported on the Issuer's Form 10-Q, filed on May 7, 2025, as increased by (ii) 3,070,041 shares of common stock issuable upon the conversion of the Convertible Notes after giving effect to the conversion cap described above.

## Item 1. Issuer
Name of issuer: Great Elm Group, Inc.
Address of issuer's principal executive offices: The Company's principal executive offices are located at 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, FL 33410.

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) PC Elfun LLC

(ii) Pine Crest Capital LLC

(iii) Michael Hughes

(iv) Daniel J. Hopkins
Address of principal business office or, if none, residence: The address of the Reporting Persons is: 3547 53rd Avenue West, #220, Bradenton, FL 34210.
Citizenship:
PC Elfun LLC and Pine Crest Capital LLC are limited liability companies formed in Delaware.
Michael Hughes is a citizen of the United States.
Daniel J. Hopkins is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See responses to Item 8 on each cover page.

The Reporting Persons are entitled from time to time at their option to convert the Convertible Notes into shares of Common Stock at a conversion rate of $3.4722 per share. As of June 30, 2025, PC Elfun LLC directly held $11,393,685 of Convertible Notes convertible into an aggregate of 3,281,402 shares of Common Stock of the Issuer, or 10.5% of the outstanding shares of Common Stock of the Issuer, assuming the exchange of all Convertible Notes held by PC Elfun LLC into shares of Common Stock, in accordance with Rule 13d-3 of the Act. However, pursuant to the Letter Agreement, the Convertible Notes held by PC Elfun LLC are subject to a 9.9% conversion cap, and as a result, as of June 30, 2025, PC Elfun LLC was entitled to convert the Convertible Notes into a maximum of 3,070,041 shares of Common Stock of the Issuer.

PC Elfun LLC is managed by Pine Crest Capital LLC, which is jointly owned by Michael Hughes and Daniel J. Hopkins. Pine Crest Capital LLC, Michael Hughes and Daniel J. Hopkins each may be deemed to beneficially own the Convertible Notes owned by PC Elfun LLC, but disclaim such beneficial ownership. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement, dated as of February 8, 2022, incorporated by reference to the Schedule 13G/A filed by the Reporting Persons on February 9, 2022.

## Signatures
- PC Elfun LLC: /s/ Daniel J. Hopkins, Daniel J. Hopkins/Manager of Pine Crest Capital LLC, the Manager of PC Elfun LLC (08/13/2025)
- Pine Crest Capital LLC: /s/ Daniel J. Hopkins, Daniel J. Hopkins/Manager (08/13/2025)
- Michael Hughes: /s/ Michael Hughes, Michael Hughes, individually (08/13/2025)
- Daniel J. Hopkins: /s/ Daniel J. Hopkins, Daniel J. Hopkins, individually (08/13/2025)